[redacted]

11017481

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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**SEC FILE NUMBER**
8-65586

SEC Mail Processing Section
RECEIVED
FEB 25 2011
Washington, DC
211

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH ATLANTIC SECURITIES, LLC

**OFFICIAL USE ONLY**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**FIRM ID. NO.**
123435

16 MIDDLE STREET
(No. and Street)

| SACO | ME | 04072 |
|---|---|---|
| (CITY) | (state) | (zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dell'Olio — 207-283-0943 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

| 41 Middle Street | Newburyport | MA | 01950-2755 |
|---|---|---|---|
| (Address) | (City) | (State) | (ZIP Code) |

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael J. Dell'Olio swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of North Atlantic Securities, LLC , as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN E. DARRAH
Notary Public
Maine
My Commission Expires Mar. 9, 2016

Kathryn E. Darrah
Notary Public

Signature

CEO & President
Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

**Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3**

Member
North Atlantic Securities, LLC
Saco, ME

In planning and performing my audit of the financial statements of North Atlantic Securities, LLC for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 10, 2011

North Atlantic Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2010

Contents

Index

*****

***

*

**Harvey E. Karll CPA, P.C.**

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

North Atlantic Securities, LLC
16 Middle Street
Saco, Maine 04072

## INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of North Atlantic Securities, LLC as of December 31, 2010, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the North Atlantic Securities, LLC as of December 31, 2010 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 10, 2011

North Atlantic Securities, LLC
Statement of Financial Condition
December 31, 2010

## Assets

| | |
|---|---|
| Cash and cash equivalents | $ 3,217 |
| Receivable-Members | 750 |
| Receivable from Clearing Organization | 700 |
| Receivable from FINRA | 1,200 |
| Prepaid expenses | 1,240 |
| Cash and cash equivalents - restricted | 25,000 |
| Furniture, equipment, software, at cost, less accumulated depreciation of $12,933 | - |
| | $ 32,107 |

## Liabilities and Members' Equity

| | |
|---|---|
| Liabilities: | |
| Due to Clearing Organization | $ 1,659 |
| Payables & Accrued Expenses | 8,687 |
| | 10,346 |
| Members' Equity | 21,761 |
| | $ 32,107 |

North Atlantic Securities, LLC
Statement of Income
For The Year Ended December 31, 2010

| | |
|---|---|
| Revenues | |
| Commissions income and fees | $ 264,548 |
| Interest and dividends | 252 |
| | 264,800 |
| Expenses | |
| Clearance Fees | 10,939 |
| Commissions | 83,525 |
| Employee compensation and benefits | 43,017 |
| Occupancy | 35,650 |
| Regulatory fees and expenses | 16,312 |
| Other expenses | 68,340 |
| | 257,783 |
| Net Income | $ 7,017 |

See Accountant's Report & Accompanying Notes

North Atlantic Securities, LLC
Statement of Changes in Members' Equity
December 31, 2010

| | |
|---|---|
| Balance at beginning of year | $ 14,745 |
| Net Income | 7,017 |
| Balance at End of Year | $ 21,762 |

# North Atlantic Securities LLC
## Statement of Cash Flows
### Twelve Months Ended December 31, 2010

| | | Year To Date |
|---|---|---|
| Cash Provided from Operations | | |
| Net Income ( Loss ) | $ 7,016 | |
| Adjustments | | |
| Add: | | |
| Depreciation | 193 | |
| Prepaid FINRA Fees | 1,360 | |
| Accounts Payable | 4,584 | |
| Less: | | |
| Commissions Receivable | ( 700) | |
| Other Receivables | ( 1,200) | |
| Due to Pershing | ( 381) | |
| Accrued Expenses | ( 1,790) | |
| Accrued Payroll | ( 3,809) | |
| Accrued Payroll Taxes | ( 4,245) | |
| Cash from Operations | | 1,028 |
| Cash Flows - Invested | | |
| Investing Cash Flows | | 0 |
| Cash Flows - Financing | | |
| Financing Cash Flows | | 0 |
| Cash Increase (Decrease) | | 1,028 |
| Cash - Beginning of Year | | |
| Cash & Cash Equivalents | 1,815 | |
| Pershing Accounts | 375 | |
| Total Beginning of Year | | 2,190 |
| Cash on Statement Date | | $ 3,218 |

See Accountant's Report & Accompanying Notes

North Atlantic Securities, LLC
Notes to Financial Statements
December 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

North Atlantic Securities, LLC (the "Company") was organized as a Maine limited liability company on August 27, 2002.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority pursuant to the Securities and Exchange Act of 1934. The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, bonds, commodities, variable annuities and other investment products.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the Statement of Cash Flows.

Property and Equipment

Property and equipment are carried at cost. Major additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets. Depreciation expense for the year ended December 31, 20 was $192. Fixed assets are fully depreciated.

Income Taxes

The Company is an LLC and, therefore, is not a taxpaying entity for federal or state income tax purposes. Accordingly, the financial statements do not reflect a provision for income taxes. Income, expenses, gains, losses and credits are reflected in the members' individual tax returns.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, under SEC Rule 15c3-1, the Company had a ratio of aggregate indebtedness to net capital of 0.56 to 1 and net capital of $18,571, which was $13,571 in excess of its net capital requirement.

3. RELATED PARTY TRANSACTIONS

A related party provides consulting services to the Company on a monthly basis under a verbal agreement. The expense associated with this agreement for the year ended December 31, 2010 was $0.

The Company leases their office space from a related party at a current monthly rate of $2,000 plus their pro rata share of the operating expenses and real estate taxes. The lease expires on July 2, 2015. Rent expense for the year ended December 31, 2010 was $27,600.

The initial lease period is July 2, 2008 to July 2, 2015 with a three year renewal option. The lease payments have a three percent (3%) annual increase during the initial lease term.

As of December 31, 2010 the approximate future minimum lease payments under this operating lease are $79,881 with minimum lease payments due in the next five years as follows:

| | |
|---|---|
| 2011 | 25,844 |
| 2012 | 26,619 |
| 2013 | 27,418 |

During 2010, the Company paid $83,525 in commisssions to the managing member.

4. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

5. COMPENSATED ABSENCES

Employees of the company are entitled to paid vacation and paid sick days depending on length of service. It is not practicle for the company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The company policy is to recognize the costs of compensated absences when actually paid to employees.

6. LEASES

In 2008 the company signed an auto lease for twenty seven (27) months, monthly payments of $587.86 starting December 2008. The company also leases equipment for twenty four (24) months, monthly payments of $589.12.

As of December 31, 2010 the approximate future minimum lease payments are $18,144 with minimum lease payments due in the next year as follows:

| | |
|---|---|
| 2011 | $ 18,144 |

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 9, 2011. the date on which the financial statements were available to be issued.

8. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $25,000. As of December 31, 2010 the balance was $25,000.

## 9. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Fair Value Measurements on a Recurring Basis
As of December 31, 2010

| | Level 1 | Level 2 | Level 3 | Netting and Collateral | Total |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| Cash segregated under federal and other regulations | $25,000 | $ 0 | $ 0 | $ 0 | $25,000 |
| LIABILITIES | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |

# SUPPLEMENTARY INFORMATION

North Atlantic Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ending December 31, 2010

| | | |
|---|---|---|
| Total Members' Equity Qualified for Net Capital | | $ 21,761 |
| Less: Non Allowable assets | | |
| Prepaid expenses | 1,240 | |
| Receivable-Members | 1,950 | |
| Total Non Allowable Assets | | 3,190 |
| Net Capital | | $ 18,571 |
| Less: Capital Requirement | | 5,000 |
| Excess Net Capital | | $ 13,571 |
| Aggregate Indebtedness | | $ 10,346 |
| Ratio of Aggregate Indebtedness To Net Capital | | 0.56 to 1.0 |

See Accountants Report & Accompanying Notes

North Atlantic Securities, LLC
Schedule II
Reconciliation of Audited vs Unaudited Net Capital
As of December 31, 2010

| | |
|---|---|
| Unaudited Net Capital | $ 22,624 |
| Year End Accruals | ( 4,053) |
| Audited Net Capital | $ 18,571 |

See Accountant's Report & Accompanying Notes

## Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
BROKER OR DEALER North Atlantic Securities, LLC as of 12/31/10
EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) __[4550]

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained __[4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. X [4570]

Name of clearing firm(s)

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- 17574 [4335A] | Pershing LLC [4335A2] | All [4335B] |
| 8- [4335C] | [4335C2] | [4335D] |
| 8- [4335E] | [4335E2] | [4335F] |
| 8- [4335G] | [4335G2] | [4335H] |
| 8- [4335I] | [4335I2] | [4335I] |

D. (k) (3) Exempted by order of the Commission __[4580]

See Accountants Report & Accompanying Notes